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                                                              EXHIBIT (a)(5)(vi)

[CREDIT ACCEPTANCE LOGO]

                                                        SILVER TRIANGLE BUILDING
                                        25505 WEST TWELVE MILE ROAD O SUITE 3000
                                                       SOUTHFIELD, MI 48034-8339
                                                                  (248) 353-2700
                                                        WWW.CREDITACCEPTANCE.COM

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                            DATE: JANUARY 7, 2004

                                   INVESTOR RELATIONS: DOUGLAS W. BUSK
                                                       CHIEF FINANCIAL OFFICER
                                                       (248) 353-2700 EXT. 432
                                                       IR@CREDITACCEPTANCE.COM

                                        NASDAQ SYMBOL: CACC

                     CREDIT ACCEPTANCE CORPORATION ANNOUNCES
                           PRELIMINARY RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER

         SOUTHFIELD, MICHIGAN - JANUARY 7, 2004 - Credit Acceptance Corporation (Nasdaq: CACC) today announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on January 6, 2004. Credit Acceptance commenced the tender offer on November 26, 2003 to purchase up to 2,600,000 shares of its common stock at a price between $12.50 and $17.00 per share, net to the seller in cash, without interest. Georgeson Shareholder Communications, Inc. acted as information agent for the offer and Computershare Trust Company of New York acted as the depositary.

         Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 2,205,132, which includes 686,595 pursuant to the guaranteed delivery procedure. Based on the preliminary count, the Company expects to purchase all properly tendered shares at $17.00 per share, net to the seller in cash, without interest, for a total purchase price of approximately $37.5 million. All shares purchased in the tender offer will be purchased at the same price. The actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares and purchase price per share will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

Description of Credit Acceptance Corporation

Credit Acceptance is a financial services company specializing in products and services for a network of automobile dealer-partners. Credit Acceptance provides its dealer-partners with financing sources for consumers with limited access to credit and delivers credit approvals instantly through the internet. Other dealer-partner services include marketing, sales training and a wholesale purchasing cooperative. Through its financing program, Credit Acceptance helps consumers change their lives by providing them an opportunity to strengthen and reestablish their credit standing by making timely monthly payments. Credit Acceptance is publicly traded on the NASDAQ National Market under the symbol CACC. For more information, visit www.creditacceptance.com.